Feburary 6, 2014

VIA EDGAR TRANSMISSION

Ms. Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On January 23, 2014, Northern Lights Variable Trust (the “Registrant”), on behalf of the Mariner Hyman Beck Portfolio (the “Portfolio”), a series of the Registrant, filed a Preliminary Proxy Statement under Section 14(a) of the Securities Exchange Act of 1934.  On January 30, 2014, you provided oral comments.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Background

Comment 1.  In the first paragraph of this section, please revise the last sentence to reflect that the effectiveness date of the New Advisory Agreement is contingent upon shareholder approval.

Response.  This sentence has been revised as requested.

Comment 2.  Consider whether enough detail has been provided regarding the termination of Prior Advisory Agreement.  If no additional detail is provided, please explain to the Staff why no additional detail is needed.

Response.  The second paragraph of this section has been revised to note that the Prior Advisory Agreement was terminated by RJO due to “lower than expected asset levels in the Portfolio.”

Comment 3.  Please indicate when the Prior Advisory Agreement was last submitted for shareholder approval.

Response.  This section has been updated to note that the Prior Advisory Agreement was last approved by the sole shareholder of the Portfolio on June 7, 2012.

The Investment Advisory Agreement

Comment 4.  In regards to the New Expense Limitation Agreement, the language suggests that the term for the agreement is the same as under the Old Expense Limitation Agreement. Please clarify when the New Agreement will expire. If the term is less than one year, prominently disclose.  If this would cause net expenses to be higher, prominently disclose this as well.

Response. The term of the New Expense Limitation Agreement will expire on April 30, 2015. The Registrant has amended the disclosure to clarify the term.

Evaluation by the Board of Trustees

Comment 5.  With respect to the “Performance” paragraph, it is not clear whether Monte advises any other funds with a similar objective. If not, please state explicitly in correspondence with the Staff. If so, please revise disclosure to identify the fund(s) and the assets under management of the fund(s), as well as the corresponding rates of compensation and any applicable fee waiver for the fund(s).

Response. Monte does not advise any other fund with an objective similar to the Portfolio.

Other Information

Comment 6.  Please either confirm that Monte did not have any Affiliated Brokers over the most recently completed fiscal year or disclose any additional information required under Item 22(c)(13) of Schedule 14A.

Response.  The Registrant confirms that Monte did not have any Affiliated Brokers over the most recently completed fiscal year.

Voting Information

Comment 7. Please explain the concept and impact of proportional voting in this section.

Response.  The Registrant has amended the section to explain the concept and impact of proportional voting as requested.

If you have any questions, please call Chris Moore at (614) 469-3266 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ JoAnn Strasser

Thompson Hine LLP